-----------------------------
                                                            OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number
                                                   Expires:
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                                                   hours per response...... 0.5
                                                   -----------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.6) (1)

                          GIGA INFORMATION GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37517M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Kenneth Bochat
                             Director of Compliance
                            W.R. Hambrecht + Co., LLC
                          539 Bryant Street, Suite 100
                             San Francisco, CA 94107
                                 (415) 551-8600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    01/31/03
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D

--------------------------------------------------------------------------------
         1    NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              W.R. Hambrecht + Co., LLC
              94-3289837
--------------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [_]

--------------------------------------------------------------------------------
         3    SEC USE ONLY



--------------------------------------------------------------------------------
         4    SOURCE OF FUNDS*


              WC

--------------------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]

--------------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION


              Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    303,500

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    303,500

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     303,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BD

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 14 Pages)

                                     13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     W.R. Hambrecht + Co., Inc.
     94-3330806
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,103,500
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,103,500

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,103,500  (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) W.R. Hambrecht + Co., Inc. ("WRH") is the sole member of, and holds 100% of the equity interests in, W.R. Hambrecht + Co., LLC (the "LLC").

                              (Page 3 of 14 Pages)

CUSIP No._____                         13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     William R. Hambrecht

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         None
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,103,500
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,103,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,103,500  (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) As of December 31, 2002 , Mr. Hambrecht had a 17.6% ownership interest in WRH, the corporation that owns 100% of the LLC. WRH directly owns 800,000 shares of the common stock (the "Common Stock"), $.001 par value per share, of Giga Information Group, Inc. (the "Issuer"). The LLC directly owns 303,500 shares of Common Stock. Mr. Hambrecht does not directly own any shares of Common Stock. As a 17.6% owner of WRH and as sole Manager of the LLC, Mr. Hambrecht may be deemed to beneficially own the 800,000 shares of Common Stock directly owned by WRH and the 303,500 shares of Common Stock directly owned by the LLC. Mr. Hambrecht disclaims beneficial ownership of all of the shares of Common Stock owned by WRH and the LLC, other than with respect to the 194,216 shares of Common Stock representing his proportionate ownership interest in WRH and the LLC.

                              (Page 4 of 14 Pages)

                                       13D

                            Statement on Schedule 13D

         This  Amendment  No. 6 amends and  supplements  Amendment  No. 5 to the
Schedule 13D filed by W.R. Hambrecht + Co., LLC (the "LLC") and William R. Hambrecht on December 16, 2002 with respect to the beneficial ownership by the LLC and Mr. Hambrecht of shares of common stock, $.001 par value per share ("Common Stock"), of Giga Information Group, Inc., a Delaware corporation ("Issuer"). This Amendment No. 6 is being filed to reflect the sale of 500,000 shares of Common Stock by WRH, and to describe certain agreements regarding the tender of certain shares owned by WRH and the LLC, as further described in Item 6 below.

         To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the LLC, WRH and Mr. Hambrecht.
--------------------------------------------------------------------------------
         Item 1. Security and Issuer.

         This Amendment No. 6 relates to shares of the Common Stock of the Issuer. The address of the Issuer's principal executive offices is 139 Main Street, Cambridge MA 02142.

--------------------------------------------------------------------------------
         Item 2.  Identity and Background.

         This Amendment No. 6 is being filed jointly by the LLC, WRH and William
R. Hambrecht.

     (a)   (i) W.R. Hambrecht + Co., LLC

          (ii)  W.R. Hambrecht + Co., Inc.

          (iii) William R. Hambrecht

          (iv)  The names of each of the executive officers of WRH are listed on
                Schedule I.

          (v)   The names of each of the directors of WRH are listed on Schedule
                I.

         (b)(i) The LLC's principal business address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

          (ii) WRH's principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

          (iii) Mr. Hambrecht's principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

          (iv) The business address of each of the executive officers of WRH is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

          (v) The business address of each of the directors of WRH is listed on Schedule I.

     (c)  (i)   The LLC is a broker-dealer and investment bank.

          (ii)  WRH is the sole member of the LLC.

                              (Page 5 of 14 Pages)

                                        13D


          (iii) Mr. Hambrecht is the President of WRH and the sole Manager of the LLC.


          (iv) The titles of each of the executive officers of WRH are listed on Schedule I.

          (v) The principal occupations of each of the directors of WRH, and the names, principal businesses and addresses of the corporations or other organizations employing the directors, are listed on Schedule I.

      (d) During the past five years, neither the LLC, WRH nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Except as set forth below, during the past five years, neither the LLC, WRH nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

           The NASD Regulation, Inc. has censured and fined the LLC and Mr. Hambrecht jointly and severally for a violation of NASD Rule 2110 by failing to comply with a commitment the LLC and Mr. Hambrecht made to the NASD in connection with the LLC's application for membership, that the LLC would "refrain from acting in any securities activities until it . . . received approval from NASD Regulations, Inc." The amount of the fine was $15,000.

     (f)   (i)   The LLC is organized under the laws of the State of Delaware.

           (ii)  WRH is organized under the laws of the State of Delaware.

           (iii) Mr. Hambrecht is a citizen of the United States of America.

           (iv) The citizenship of each of the executive officers of WRH is the United States of America.

           (v) The citizenship of each of the directors of WRH is the United States of America.

--------------------------------------------------------------------------------
         Item 3.  Source and Amount of Funds or Other Consideration.

         The source of the funds for the purchase of the Common Stock was working capital of the LLC. The LLC paid $6,734,914 for the Common Stock, none of which was borrowed.
--------------------------------------------------------------------------------
         Item 4.  Purpose of Transaction.

         The acquisitions of Common Stock by the LLC were made as long-term investments of the LLC or in connection with its role as a market maker of the Issuer. Except as noted in item 6 below, neither the LLC, WRH nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on
Schedule I, has any

                              (Page 6 of 14 Pages)

                                        13D

present plans or proposals that relate to or would result in or cause:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)  an   extraordinary   corporate   transaction,   such  as  a   merger,
           reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) any material change in the present capitalization or dividend policy of the Issuer;

      (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)  any action similar to any of those enumerated above.

         The filing persons reserve the right to adopt such plans and proposals with respect to securities of the Issuer subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

      (a) According to the Issuer, there were 10,788,872 shares of Common Stock outstanding as of January 20, 2003. WRH directly owns 800,000 shares of Common Stock, representing 7.4% of the outstanding Common Stock. The LLC directly owns 303,500 shares of Common Stock, representing 2.8% of the


                              (Page 7 of 14 Pages)

                                       13D


outstanding Common Stock. WRH, as the sole member of the LLC, may be deemed to beneficially own the 303,500 shares of Common Stock directly owned by the LLC. Mr. Hambrecht does not directly own any shares of Common Stock, and to the best knowledge of the LLC, WRH and Mr. Hambrecht, none of the persons listed on
Schedule I is a beneficial owner of any shares of Common Stock, except to the extent that any such executive officer or director of WRH may be deemed to be a beneficial owner of the shares of Common Stock owned by WRH and the LLC. As a 17.6% owner of WRH and as sole Manager of the LLC, Mr. Hambrecht may be deemed to beneficially own the 800,000 shares of Common Stock directly owned by WRH and the 303,500 shares of Common Stock directly owned by the LLC. Mr. Hambrecht disclaims beneficial ownership of all of the shares of Common Stock beneficially owned by WRH and the LLC, other than with respect to the 194,216 shares of Common Stock representing his proportionate ownership interest in WRH and the LLC.

      (b) The LLC, WRH and Mr. Hambrecht each have shared voting power and dispositive power over the 303,500 shares of Common Stock directly held by the LLC.

      WRH and Mr. Hambrecht each have shared voting and dispositive power over the 800,000 shares of Common Stock directly held by WRH.

      (c) Except as set forth below, neither Mr. Hambrecht, WRH nor the LLC has effected any transaction involving the Issuer's Common Stock since the Reporting Persons most recent filing on Schedule 13D.

      Subsequent to December 12, 2002, WRH made the following purchase or sales of Common Stock:

      1. Sale of 500,000 shares of Common Stock on January 31, 2003 at $4.60 per share as single block trade through an unaffiliated broker-dealer.

      (d) Except as set forth in this Amendment No. 6, no other person is known to have the right to receive or the power to

                              (Page 8 of 14 Pages)

                                       13D

direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

      (e) Item 5(e) is not applicable to this Amendment No.6.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The LLC and WRH each entered into a tender agreement, dated January 20, 2003 (collectively, the "Tender Agreements"), with Forrester Research, Inc. ("Parent") and its subsidiary Whitcomb Acquisition Corp ("Purchaser"), in connection with a merger agreement (the "Merger Agreement") entered into the same date, by and among the Parent, Purchaser, and the Issuer.

         Pursuant to the Tender Agreements: (i) the LLC agreed to tender 300,000 shares of Common Stock held by it into a tender offer (the "Offer"), for all outstanding shares of Issuer's common stock, to be initiated by Purchaser, and
(ii) WRH, with respect to 800,000 shares of Common Stock (the "Park Avenue Shares") pledged to Park Avenue Equity Partners, L.P. as collateral agent ("Park Avenue"), agreed to instruct Park Avenue to tender the Park Avenue Shares into the Offer.

         The Tender Agreements also provide that:

               the LLC will vote 300,000 shares of Common Stock held by it (i) for the adoption and approval of the Merger Agreement and the merger contemplated thereby (the "Merger") and (ii) against any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of the Issuer or any of its subsidiaries (other than pursuant to the Merger) or any other change of control involving the Issuer or any of its subsidiaries, including, but not limited to, certain takeover proposals; and

               in the case of WRH, with respect to the Park Avenue Shares as well as 500,000 shares of Common Stock pledged to Fiserv Securities, so long as it has the power to vote these shares, WRH will vote: (i) for the adoption and approval of the Merger Agreement and the Merger and (ii) against any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of the Issuer or any of its subsidiaries (other than pursuant to the Merger) or any other change of control involving the Issuer or any of its subsidiaries, including, but not limited to, certain takeover proposals.

         The Tender Agreements terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement pursuant to Section 8.01 of the Merger Agreement. Each of the LLC and WRH also may immediately terminate its respective Tender Agreement if the Merger Agreement is amended to reduce the per share purchase price below $4.00 or if the Offer is not consummated by April 30, 2003.

         Pursuant to the terms of a letter agreement among WRH, Purchaser, Parent and Park Avenue (the "Park Avenue Letter Agreement"), Park Avenue has agreed to tender into the Offer the Park Avenue Shares and to enter into a Tender Agreement with Parent and the Purchaser containing substantially the terms described above prior to any foreclosure on the Park Avenue Shares.

-------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

                   Schedule I - Officers and directors of WRH

                       Exhibit A - Joint Filing Agreement

          Tender Agreement, dated January 20, 2003, among Purchaser, Parent, and WRH (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Purchaser with respect to the Issuer on January 27, 2003 (the "Schedule TO")).


          Tender Agreement, dated January 20, 2003, among Purchaser, Parent, and the LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

          Letter Agreement, dated as of January 20, 2003, among Park Avenue Equity Partners, L.P., Parent, Purchaser, and WRH (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

--------------------------------------------------------------------------------
                              (Page 9 of 14 Pages)

                                     13D


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 31, 2003
                                        ----------------------------------------
                                                         (Date)


                                        /s/ William R. Hambrecht
                                       ----------------------------------------
                                        William R. Hambrecht


                                        W.R. Hambrecht + Co., LLC

                                        By: William R. Hambrecht
                                        Its: Manager

                                        /s/ William R. Hambrecht
                                       ----------------------------------------
                                        William R. Hambrecht

                                        W.R. Hambrecht + Co., Inc.


                                        By: William R. Hambrecht
                                        Its: President

                                        /s/ William R. Hambrecht
                                        ----------------------------------------
                                        William R. Hambrecht

                              (Page 10 of 14 Pages)

                                 13D

                              SCHEDULE I

          Executive Officers and Directors of W.R. Hambrecht & Co., Inc.

Officers:

William R. Hambrecht                Chairman of the Board and President
Gregory A. Hartmann                 Vice President, Legal and Assistant
                                    Secretary
Alan Katz                           Vice President
Barclay (Clay) Corbus               Vice President
Michael Szeto                       Vice President

Directors:*

Harold Bradley
SVP of Strategic Investments
American Century
(investment management)
4500 Main Street, 9th Floor
Kansas City, MO 64111

John Remondi
Managing Director
Fidelity Investments
(investment management)
82 Devonshire
Boston, MA 02109-3614

Frank Masi
Senior Vice-President
Instinet (software and
brokerage services)
875 Third Avenue, 29th Floor
New York, NY 10022

Joel Steinmetz
Senior Vice-President
Instinet (software and
brokerage services)
875 Third Avenue, 29th Floor
New York, NY 10022


* The business address of each of the directors is also the business address of such director's employer.

                             (Page 11 of 14 Pages)

                                          13D


Nicholas Donatiello
President and Chief Executive Officer
ePartners
(investment management)
c/o Odyssey 550 - 15th Street, 2nd Floor
San Francisco, CA 94103

William E. Mayer
Partner
Park Avenue Equity Partners, LP (investment management)
399 Park Avenue, Suite 3204
New York, NY 10022

Ralph Linsalata
Novell (software)
8 Cambridge Center
Cambridge, MA 02142

Clayton M. Christensen
Professor
Morgan Hall T43
Harvard Business School
Boston, MA  02163

William R. Hambrecht
Chairman and Chief Executive Officer
W.R. Hambrecht + Co., Inc.
539 Bryant Street
San Francisco, CA  94107

JD Delafield
Chief Executive Officer
Delafield Hambrecht, Inc. (investment banking)
701 5th Avenue, Suite 3800
Seattle, WA 98104


                             (Page 12 of 14 Pages)

                                      13D


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     W.R. Hambrecht + Co., LLC, W.R. Hambrecht + Co., Inc. and William
R. Hambrecht ("Filing Persons") hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the common stock, $0.001 par value per share, of Giga Information Group, Inc., a Delaware corporation, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Person if any of the information set forth in the
Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

                             (Page 13 of 14 Pages)

     IN WITNESS WHEREOF, the undersigned have set their hands this 31st day of January, 2003.


                                        /s/ William R. Hambrecht
                                       ----------------------------------------
                                        William R. Hambrecht


                                        W.R. Hambrecht + Co., LLC

                                        By: William R. Hambrecht
                                        Its: Manager


                                        /s/ William R. Hambrecht
                                       ----------------------------------------
                                        William R. Hambrecht


                                        W.R. Hambrecht + Co., Inc.

                                        By: William R. Hambrecht
                                        Its: President

                                        /s/ William R. Hambrecht
                                        ----------------------------------------
                                        William R. Hambrecht

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             (Page 14 of 14 Pages)